February 11, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

                 Katherine Bagley

Re:	IMAC Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 24, 2025
File No. 333-280184

Dear Mr. Grana and Ms. Bagley:

In response to your letter to IMAC Holdings, Inc. (“IMAC” or the “Company”), dated February 6, 2025, please see below IMAC’s responses to your comments and revisions in connection there with included in Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-280184 as filed with the Securities and Exchange Commission on February 11, 2025 (“S-1 Amendment No. 2”). We have included your comments in italics for reference.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your disclosure on page 5 that on January 21, 2025, you received notice from Nasdaq that you were no longer in compliance with the minimum stockholders’ equity requirement of $2.5 million for continued listing on the Nasdaq Capital Market under Listing Rule 5550(b)(1), and as a result, that your common stock would be scheduled for delisting from Nasdaq and suspended from trading at the opening of business on January 30, 2025. We also note your disclosure that you may request an appeal of this determination to the Nasdaq hearings panel by January 28, 2025 to prevent your common stock from being delisted and suspended, and that you intend, within the allotted time, to appeal Nasdaq’s determination to the panel. Please revise to provide updated disclosure regarding your appeal to the Nasdaq hearings panel, and revise your cover page to disclose this continued listing deficiency. In your revised disclosure, please also discuss the impact of a potential delisting of your common stock on this offering, including that, as disclosed on page 15, it is a condition precedent to commencement that the common stock has not been suspended by Nasdaq.

RESPONSE: In response to Comment #1, we added language reflecting our appeal hearing scheduled for March 4, 2025.

Securities and Exchange Commission

February 11, 2025

Prospectus Summary, page 2

2. We note your disclosure on page 2 that you have entered into agreements with Vanderbilt and GMU to transfer the Original Proteomics Licenses and to extend the scope of the license from GMU to Europe and Canada. Please revise to disclose the material terms of your agreements with Vanderbilt and GMU. Please also file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to Comment #2, we added language disclosing the material terms of the agreements with Vanderbilt and GMU and attached the documents as exhibits.

3. We note your disclosure on page 2 that you “expect to increase levels of potential revenue with high volume sample analysis,” and that “the expansion of scope to Europe and Canada and, potentially in the future, other regions, provides a greater opportunity to achieve higher volume sample analysis.” We also note your disclosure that the expanded license protects you from the risk of potential competitors in Europe that could compete in the proteomics analysis business. Please revise to further discuss your expansion into Europe and Canada, including a more granular breakdown of the geographic markets where your products are sold, and the timing for your expansion into these and any other future markets where you intend to commercialize your products. In this regard, we note your disclosure on page 3 that “[t]he currently available Ignite RPPA Assay for Breast Cancer will be followed by the Ignite RPPA Pan-Tumor Assay 1.0, expected to launch in 2025 to include ovarian, endometrial, and head & neck cancers. The test is expected to expand further in 2026 to the Ignite RPPA Pan-Tumor Assay 2.0 to support the treatment of colorectal, prostate, pancreatic, lung, and other solid tumor cancer indications.” Please also revise to briefly explain how your products are regulated in Canada and Europe, and clarify how the expanded licenses protect you from the risk of potential competitors in Europe.

RESPONSE: In response to Comment #3, we added language clarifying our strategy, including outside of the United States.

4. We note your disclosure on page 2 that your commercially available LDT, the Ignite RPPA Assay for Breast Cancer, is currently being utilized by oncologists across the United States. Please revise your disclosure to clarify whether the Ignite RPPA and any assays that you plan to commercialize in the future are or will be subject to FDA regulatory approvals. In your revised disclosure, please consider the applicability of the final rule issued by the FDA on May 6, 2024, related to LDTs. Make conforming changes to your risk factors.

RESPONSE: In response to Comment #4, we added language reflecting the impact of FDA final rules issued on May 6, 2024.

General

5. Please revise to include executive compensation disclosure for the fiscal year ended December 31, 2024. Refer to Item 11 of Form S-1 and Item 402 of Regulation S-K.

RESPONSE: In response to Comment #5, we have added additional disclosure reflecting information required by Item 11 of Form S-1 to be given as of December 31, 2024 and so cannot be incorporated by reference from prior filings.

If you require any further information or have additional questions, please contact me at (818) 613-0151 or our counsel, Carol W. Sherman of Kelley Drye & Warren LLP, at (212) 808-5038.

Sincerely,

/s/ Faith Zaslavsky

Faith Zaslavsky
Chief Executive Officer

cc:	Carol W. Sherman